April 4, 2018

VIA EDGAR

Securities and Exchange Commission

Washington, D. C. 20549

RE:	Kansas City Power & Light Company
Registration Statement on Form S-3 - File No. 333-223601

Ladies and Gentlemen:

The registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced Registration Statement (the “Registration Statement”), be declared effective at 10:00 a.m., Monday, April 9, 2018, or as soon as practicable thereafter.

Please address any questions or comments regarding the Registration Statement to the undersigned at (816) 556-2158.

Yours very truly,

/s/Jaileah X. Huddleston

Jaileah X. Huddleston

Assistant Secretary and Corporate Counsel—Securities and Finance